Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Supertel Hospitality, Inc.:

We consent to the use of our report dated March 30, 2005, with respect to the consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule III, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the Company’s restatement of its consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2003 and 2002.

/s/ KPMG LLP

Omaha, Nebraska

November 14, 2005